UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549




                         FORM U-9C-3




            QUARTERLY REPORT PURSUANT TO RULE 58



           For the quarter ended December 31, 2000








                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)




   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

                                      Thomas J. Kloc
                                      Allegheny Energy, Inc.
                                      10435 Downsville Pike
                                      Hagerstown, MD 21740-1766
                                      (301) 665-2711

ITEM 1 - ORGANIZATION CHART



      Name          Energy or                       State      Percentage
 of Reporting       gas-related      Date of          Of        of Voting
    Company         Company       Organization   Organization  Securities Held

This section not required for fourth quarter filings.










ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



    Company            Company            Amount
 Contributing         Receiving         Of Capital
    Capital            Capital         Contribution


No new issues or renewals of securities and capital contributions.






ITEM 3 - ASSOCIATE TRANSACTIONS




Part I - Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     Technical    $497,459 $20,191      -     $517,650
Energy         Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementation
                             of financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrative
                             services

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Thousands of Dollars)


Investments in energy-related companies:

  Total consolidated capitalization
  as of December 31, 2000                  $7,697,017                   line 1


  Total capitalization multiplied by 15%
  (line 1 multiplied by 0.15)              $  788,491                   line 2

  Greater of $50 million or line 2                      $ 788,491       line 3

  Total current aggregate investment:
  (categorized by major line of energy-
   related business)
      Allegheny Energy Solutions, Inc.
      capitalization                       $    1,201
      Allegheny Energy Solutions, Inc.
      retained earnings                    $    5,352
      Mon Synfuel, LLC                     $      250

        Total current aggregate investment              $    6,803      line 4

  Difference between the greater of $50 million or 15%
  of capitalization and the total aggregate investment
  of the registered holding company system
  (line 3 less line 4)                                  $  781,688      line 5






Investments in gas-related companies:

        None

ITEM 5 - OTHER INVESTMENTS




   Major Line            Other                 Other           Reason for
of Energy-Related   Investment in Last  Investment in This   Difference in
    Business          U-9C-3 Report        U-9C-3 Report    Other Investment

     None




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

No exhibits required.

                          Signature








     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ALLEGHENY ENERGY, INC.


                                /s/  Thomas J. Kloc
                                     Thomas J. Kloc
                                     (Chief Accounting Officer)



March 15, 2001